SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 7)*

                       KLLM TRANSPORT SERVICES, INC.
                             (NAME OF ISSUER)

                               COMMON STOCK
                      (TITLE OF CLASS OF SECURITIES)

                                 482498102
                              (CUSIP NUMBER)

                            Dionne M. Rousseau
                         Jones, Walker, Waechter,
                  Poitevent, Carre`re & Dene`gre, L.L.P.
                     201 St. Charles Avenue, Floor 51
                           New Orleans, LA 70170
                              (504) 582-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                            AND COMMUNICATIONS)

                               JULY 7, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of <section><section>240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See <section>240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 482498102

     1)   Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

          William J. Liles, III

     2)   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
          Instructions)
          (a).......................................................  _____
          (b).......................................................  _____

     3)   SEC Use Only..............................................

     4)   Source of Funds (See Instructions)........................    OO

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e).....................................  _____

     6)   Citizenship or Place of Organization......................   USA

 Number of     (7)  Sole Voting Power...............................  18,420
  Shares
   Bene-
 ficially      (8)  Shared Voting Power............................. 681,224
 Owned by
   Each
 Reporting     (9)  Sole Dispositive Power..........................  18,420
  Person
   With
               (10) Shared Dispositive Power........................ 681,224


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person.......................................... 699,644

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)................  ______

     13)  Percent of Class Represented by Amount
          in Row 11.................................................  17.0%

     14)  Type of Reporting Person (See Instructions)...............   IN





                       SCHEDULE 13D- AMENDMENT NO. 7

     William J. Liles, III (the "Reporting Person") has previously reported his beneficial ownership of 699,644 shares of the common stock, $1.00 par value, of KLLM Transport Services, Inc., a Delaware corporation (the "Issuer"), 135 Riverview Drive, Richland, Mississippi 39218, in an initial
Schedule 13D filing dated October 10, 1997, and amendments thereto dated March 30, 2000, April 20, 2000, May 1, 2000, May 23, 2000, May 26, 2000 and
June 5, 2000. The first amendment was filed for the purpose of reporting the Reporting Person's communication to the Board of Directors of the Issuer that he had a strong interest in acquiring the Issuer and was in the process of developing a proposal that may have the effect of one or more of the actions or transactions described in paragraphs (a) through (j) of Item 4 of this Schedule. The second amendment was filed for the purpose of reporting the Reporting Person's proposal to acquire the Issuer. The third amendment was filed for the purpose of reporting the Reporting Person's intent to participate in the bidding process for the sale of the Issuer established by the Special Committee of the Issuer's Board of Directors. The fourth amendment was filed for the purpose of reporting that the Reporting Person had withdrawn his bid to acquire the Issuer. The fifth amendment was filed for the purpose of reporting that an acquisition company formed by the Reporting Person and Bernard Ebbers, named High Road Acquisition Corp. ("High Road") and its wholly-owned subsidiary, named High Road Acquisition Subsidiary Corp. ("High Road Subsidiary"), had entered into an agreement to acquire the Issuer for $8.05 per share in cash. The sixth amendment was filed for the purpose of reporting that High Road Subsidiary had commenced a tender offer (the "Tender Offer") for all of the outstanding shares of common stock of the Issuer for $8.05 per share in cash. The Reporting Person is filing this amendment No. 7 to amend items 4, 6 and 7 of the Reporting Person's previously filed Schedule 13D, as heretofore amended.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to read as follows:

     On July 7, 2000, the Reporting Person and members of his family or trusts for their benefit (the "Liles Family") transferred 689,123 shares of common stock of the Issuer beneficially owned by the Reporting Person to High Road in exchange for shares of common stock of High Road. Attached hereto as Exhibit 99.1 is a copy of a press release issued by High Road. The press release announces that High Road Subsidiary has completed the Tender Offer and will provide a subsequent offering period of three business days for the Tender Offer.

     The Reporting Person reserves the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item (4) of this Schedule, to the extent deemed advisable by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended to read as follows:

     Except as indicated herein, including but not limited to the press release attached hereto as Exhibit 99.1, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended to read as follows:

     Exhibit 99.1 - Press Release dated July 7, 2000.




                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 7, 2000



                                          /S/ WILLIAM J. LILES, III
                                        -----------------------------------
                                        (Signature)

                                        William J. Liles, III
                                        President and
                                        Chief Executive Officer of
                                        KLLM Transport Services, Inc.
                                        (Name and Title)